FROM:                                ON BEHALF OF:

Robert W. Bloch International        Handy & Harman
30 East 60th Street
New York, NY 10022                   Contact: Stephen B. Mudd
212-755-8047                         Vice President and Treasurer
                                     212-309-0666

FOR IMMEDIATE RELEASE:

          HANDY & HARMAN ANNOUNCES FINAL RESULTS OF ITS
                "DUTCH AUCTION" SELF-TENDER OFFER


     New York, NY -- December 2, 1996. Handy & Harman (NYSE: HNH) announced today that, in accordance with the final results of its Dutch auction self-tender offer which expired on November 21, 1996 at 12:00 midnight, New York City time, the Company will purchase 1,800,000 shares of its stock at a price of $18.75 per share. The final proration factor for the tender offer is 45.48%. The Company had announced the preliminary results of the offer on November 22, 1996.

     The depositary for the offer will promptly issue payment for the shares accepted under the offer and return all shares not accepted. The shares purchased represent approximately 13% of the
     13.8 million shares outstanding immediately prior to the offer.

     The Company announced its offer to purchase up to 1.8 million shares of its common stock (or approximately 13.0% of its then outstanding shares) at a price range of $17.50 to $20.00 on October 22, 1996 and commenced the tender offer on October 24, 1996.

     Handy & Harman is a diversified manufacturer providing engineered products, system components and precious metal fabrication for industry worldwide. Founded in 1867, the Company is headquartered in New York.


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